# SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

LIXIR
Of The Gods, a California Corporation
1123 Princeton Street
Santa Monica, CA 90403

Ladies and Gentlemen:

The undersigned understands that Of The Gods, a corporation organized under the laws of California (the "Company"), and Of the Gods I EB ("SPVI") or Of the Gods I ("SPVII"), are offering up to $1,235,000.00 of shares (the "Shares" or the "Securities") in SPVI or SPVII in a Regulation Crowdfunding offering. SPVI and SPVII are each a series of Wefunder SPV, LLC (the "LLC"), and are each special purpose vehicles that will invest all of their assets in securities issued by the Company. This offering is made pursuant to the Form C, dated on or about November 13, 2024 (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act. By making an investment in SPVI or SPVII through the Wefunder website, I understand and agree to the representations set forth below.

The Company is offering to both accredited and non-accredited investors up to 254,693 Shares of its Common Stock at a purchase price of $6.06 per Share; provided, however, that if the undersigned has an active Wefunder VIP Membership or subscribes on or before the date on which the Company raises $100,000.00 in the offering, then the undersigned will receive (i) a discount which will reduce the purchase price to $4.85 (such purchase price whether with or without the discount, the "Purchase Price"), and (ii) a $5,462,152.45 pre-money valuation instead of a $6,824,875 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $50,003.00 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,235,000.00 (the "Maximum Offering Amount").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in

Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. Payment for Securities.** Payment for the Securities shall be received by an "Escrow Agent" through payment of immediately available funds or other means approved by the Escrow Agent prior to the offering campaign deadline, in the amount as set forth on the signature page hereto. Upon a Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company.

(a)      The Company is offering up to $1,235,000.00 (the "Maximum Offering") of the Securities under Regulation CF (this "Offering"). The Company is attempting to raise a minimum amount of $50,003 in this Offering (the "Minimum Offering ") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Minimum Offering $50,003 by November 11, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Offering by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b) The Offering is being made through Wefunder (the "Intermediary). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. <u>If you use a credit card to invest, you are hereby representing and warranting that you will not claim fraud or claw back your committed funds to cancel your investment commitment after a closing, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the closing in which your investment will be finalized.</u>

(c)      The Company will notify you when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to you. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)      Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)      The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $200.

**4. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

(a) The Company is duly formed and validly existing under the laws of California with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

(c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**5. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*(a) General.*

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

*(b) Information Concerning the Company.*

i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Wefunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Wefunder or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Wefunder nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Wefunder nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

*(c) No Guaranty.* The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

*(d) Status of Undersigned.* The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks

of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

*(e) Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

*(f) Uncertificated Shares.* The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

**6. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 4 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**7. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**8. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**9. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**10. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

**11. Submission to Venue and Jurisdiction and Governing Law.** With respect to any suit, action, arbitration or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings") or related to this Subscription Agreement or the Offering in any manner, the undersigned irrevocably submits to venue and jurisdiction of the federal or state courts or an arbitration forum located in Los Angeles, California which submission shall be exclusive regardless of the state or country of residence of the undersigned. Any Proceedings shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

**12. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**13. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**14. Notices.** Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Of The Gods, a California Corporation

Of the Gods I
Of the Gods I EB
1123 Princeton Street
Santa Monica, CA 90403

If to a Subscriber:

At Subscriber's address as recorded by Wefunder, and/or as set forth on the signature page, or to such address, facsimile number or electronic mail address as subsequently modified by written notice.

**15. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**16. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**17. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**18. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

**19. Acknowledgment.** By signing below, I acknowledge that I have reviewed the following information and documents in connection with this offering and this subscription and purchase of the Securities: (a) The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information; (b) the Form C relating to this investment, which provides information about investment in the Company through the use of SPVI or SPVII; (c) the Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of SPVI or SPVII; (d) the Terms Appendix, which summarizes the terms of the Company securities to be purchased by SPVI or SPVII; (e) The LLC Agreement, which sets forth other terms applicable to SPVI or SPVII; (f) This Subscription Agreement, which sets forth the terms governing your investment in SPVI or SPVII, and that sets forth certain representations you are making in connection with your investment in SPVI or SPVII; (g) the Wefunder Investor Agreement; and (h) the Wefunder Terms of Service. By making an investment in SPVI or SPVII through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in SPVI or SPVII.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of
[EFFECTIVE DATE]               .

Number of Shares: [SHARES]                    

Aggregate Purchase Price:$[AMOUNT]              

COMPANY:Of The Gods

*Founder Signature*              

Name:[FOUNDER_NAME]              

Title: [FOUNDER_TITLE]              

**Read and Approved (For IRA Use Only):**

By:   _____

**SUBSCRIBER:**

By: *Investor Signature*
   _____

Name: [INVESTOR NAME]              

**Address:** _____

_____

Title: [INVESTOR TITLE]              

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited